Exhibit 12

BERKSHIRE HATHAWAY INC.

Calculation of Ratio of Consolidated Earnings to Consolidated Fixed Charges

(Dollars in millions)

	Nine Months Ended	Year Ended December 31,
	September 30, 2012	2011	2010	2009	2008	2007
Net earnings attributable to Berkshire Hathaway	$10,273	$10,254	$12,967	$8,055	$4,994	$13,213
Income tax expense	4,831	4,568	5,607	3,538	1,978	6,594
Earnings attributable to noncontrolling interests	378	492	527	386	602	354
Earnings from equity method investments	—	—	(50)	(427)	—	—
Dividends from equity method investees	—	—	20	132	—	—
Fixed charges	2,485	3,219	3,084	2,279	2,276	2,202

Earnings available for fixed charges	$17,967	$18,533	$22,155	$13,963	$9,850	$22,363

Fixed charges
Interest on indebtedness (including amortization of debt discount and expense)	$2,079	$2,664	$2,558	$1,992	$1,963	$1,910
Rentals representing interest and other	406	555	526	287	313	292

	$2,485	$3,219	$3,084	$2,279	$2,276	$2,202

Ratio of earnings to fixed charges	7.23x	5.76x	7.18 x	6.13x	4.33x	10.16x